Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019.

INDEX

•	Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the six-month periods ended June 30, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of financial position as of June 30, 2020 and December 31, 2019.

•	Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the six-month periods ended June 30, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of cash flows for the six-month periods ended June 30, 2020 and 2019.

•	Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Revenue from contract with customers	4	124,539	214,088	51,219	120,361
Cost of sales:
Operating expenses	5.1	(42,397)	(60,288)	(18,564)	(32,519)
Crude oil stock fluctuation	5.2	(3,032)	3,373	(3,481)	2,047
Depreciation, depletion and amortization	12/13/14	(63,915)	(68,745)	(30,448)	(44,274)
Royalties		(17,275)	(32,991)	(6,130)	(18,192)

Gross (loss) / profit		(2,080)	55,437	(7,404)	27,423

Selling expenses	6	(12,452)	(13,542)	(6,300)	(7,847)
General and administrative expenses	7	(17,596)	(20,874)	(8,229)	(12,169)
Exploration expense	8	(299)	(944)	(168)	(818)
Other operating income	9.1	3,851	1,750	1,698	1,123
Other operating expenses	9.2	(2,538)	(2,649)	(1,285)	(531)

Operating (loss) / profit		(31,114)	19,178	(21,688)	7,181

Interest income	10.1	766	315	142	240
Interest expense	10.2	(20,720)	(12,325)	(9,569)	(6,508)
Other financial results	10.3	3,407	(12,744)	215	1,484

Financial results, net		(16,547)	(24,754)	(9,212)	(4,784)

(Loss) / profit before income tax		(47,661)	(5,576)	(30,900)	2,397

Current income tax (expense)	15	(271)	(3,467)	(271)	(398)
Deferred income tax (expense) / benefit	15	(12,603)	(933)	(8,032)	1,703

Income tax (expense) / benefit		(12,874)	(4,400)	(8,303)	1,305

Net (loss) / profit for the period		(60,535)	(9,976)	(39,203)	3,702

Other comprehensive income
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) related to defined benefits plans	25	(225)	(1,020)	(225)	(1,020)
- Deferred income tax benefit	15	57	255	57	255

Other comprehensive that will not be reclassified to profit or loss in subsequent periods		(168)	(765)	(168)	(765)

Other comprehensive for the period, net of tax		(168)	(765)	(168)	(765)

Total comprehensive (loss) / profit for the period		(60,703)	(10,741)	(39,371)	2,937

(Loss) / Profit per share attributable to equity holders of the parent
Basic (In US dollars per share)	11	(0.694)	(0.134)	(0.449)	0.049
Diluted (In US dollars per share)	11	(0.694)	(0.134)	(0.449)	0.047

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of financial position as of June 30, 2020 and December 31, 2019

(Amounts expressed in thousands of US Dollars)

	Notes	As of June 30, 2020	As of December 31, 2019
Assets
Non-current assets
Property, plant and equipment	12	944,013	917,066
Goodwill	13	28,484	28,484
Other intangible assets	13	34,012	34,029
Right-of-use assets	14	12,608	16,624
Trade and other receivables	16	29,526	15,883
Deferred income tax		546	476

Total non-current assets		1,049,189	1,012,562

Current assets
Inventories	18	10,190	19,106
Trade and other receivables	16	41,567	93,437
Cash, bank balances and other short-term investments	19	220,673	260,028

Total current assets		272,430	372,571

Total assets		1,321,619	1,385,133

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20	659,399	659,399
Share-based payment reserve		18,969	15,842
Accumulated other comprehensive loss		(4,025)	(3,857)
Accumulated losses		(128,203)	(67,668)

Total shareholders’ equity		546,140	603,716

Liabilities
Non-current liabilities
Deferred income tax liabilities		159,635	147,019
Leases liabilities	14	7,216	9,372
Provisions	21	22,337	21,146
Borrowings	17.1	381,312	389,096
Warrants	17.4	2,020	16,860
Employee defined benefit plans obligation	25	4,442	4,469
Accounts payable and accrued liabilities	24	—	419

Total non-current liabilities		576,962	588,381

Current liabilities
Provisions	21	1,425	3,423
Leases liabilities	14	4,812	7,395
Borrowings	17.1	120,980	62,317
Salaries and social security payable	22	6,609	12,553
Income tax payable		1,265	3,039
Other taxes and royalties payable	23	3,947	6,040
Accounts payable and accrued liabilities	24	59,479	98,269

Total current liabilities		198,517	193,036

Total liabilities		775,479	781,417

Total shareholders’ equity and liabilities		1,321,619	1,385,133

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2020

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the period	—	—	—	(60,535)	(60,535)
Other comprehensive for the period	—	—	(168)	—	(168)

Total comprehensive (loss)	—	—	(168)	(60,535)	(60,703)

Recognition of share-based payments reserve (1)	—	3,127	—	—	3,127

Balances as of June 30, 2020	659,399	18,969	(4,025)	(128,203)	546,140

(1)	Includes 5,030 of share-based payments expenses (Note 7).

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2019

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Loss for the period	—	—	—	(9,976)	(9,976)
Other comprehensive for the period	—	—	(765)	—	(765)

Total comprehensive income (loss)	—	—	(765)	(9,976)	(10,741)

Proceeds from Series A shares net of issuance costs	54,143	—	—	—	54,143
Recognition of share-based payments reserve (Note 7)	—	4,754	—	—	4,754

Balances as of June 30, 2019	567,398	8,775	(3,439)	(44,921)	527,813

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Cash flows from operating activities
Net (loss) / profit for the period		(60,535)	(9,976)	(39,203)	3,702
Adjustments to reconcile net cash flows
Non-cash items related with operating activities:
(Reversal)/Allowances for expected credit losses	6	(14)	(180)	(36)	77
Foreign currency exchange difference, net	10.3	3,307	(1,934)	2,696	778
Unwinding of discount on asset retirement obligation	10.3	1,390	802	811	404
Increase of provisions, net	9.2	(136)	1,982	(143)	534
Interest expense leases	10.3	796	440	354	110
Effect of discount of assets and liabilities at present value	10.3	971	426	1,165	194
Share-based payment expense	7	5,030	4,754	2,464	3,510
Employee defined benefits obligation	25	143	112	90	(121)
Income tax	15	12,874	4,400	8,303	(1,305)
Non-cash items related with investing activities:
Depreciation and depletion	12/14	62,770	68,162	29,880	43,947
Amortization of intangible assets	13	1,145	583	568	327
Interest income	10.1	(766)	(315)	(142)	(240)
Changes in the fair value of financial assets	10.3	533	(78)	(1,632)	369
Non-cash items related with financing activities:
Interest expense	10.2	20,720	12,325	9,569	6,508
Changes in the fair value of Warrants	10.3	(14,840)	12,027	(4,071)	(4,057)
Amortized cost	10.3	1,199	917	606	466
Impairment of financial assets	10.3	4,839	—	—	—
Changes in working capital:
Trade and other receivables		22,118	(21,720)	13,789	(12,804)
Inventories		2,934	(3,374)	4,018	(2,117)
Accounts payable and accrued liabilities		(4,142)	(19,495)	(1,955)	(12,905)
Payments of employee defined benefits obligations	25	(395)	(253)	(198)	(253)
Salaries and social security payable		(7,574)	92	1,803	1,995
Other taxes and royalties payable		(1,696)	(1,614)	(4)	(1,619)
Provisions		(605)	(859)	(370)	(261)
Income taxes paid		(2,442)	(22,369)	(1,735)	(22,369)

Net cash flows generated by operating activities		47,624	24,855	26,627	4,870

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(76,616)	(132,414)	(24,902)	(40,548)
Payments for acquisition of other intangible assets	13	(1,128)	(1,190)	(143)	(58)
Proceeds from other financial assets		—	5,650	—	5,292
Proceeds from interest received		766	315	142	240

Net cash flows (used in) investing activities		(76,978)	(127,639)	(24,903)	(35,074)

Cash flows from financing activities:
Proceeds from capitalization of Serie A shares net issue cost		—	54,143	—	(248)
Proceeds from borrowings		96,828	60,000	16,828	25,000
Payments of borrowing’s cost	17.2	(592)	—	(12)	—
Payments of borrowing’s principal	17.2	(42,635)	—	—	—
Payments of borrowing’s interests	17.2	(19,325)	(11,767)	(2,389)	(958)
Payments of leases	14	(5,122)	—	(1,557)	—
Payments of other financial liabilities, net of restricted cash and cash equivalents		(16,993)	—	—	—

Net cash flows generated by financing activities		12,161	102,376	12,870	23,794

Net (decrease) increase in cash and cash equivalents		(17,193)	(408)	14,594	(6,410)
Cash and cash equivalents at the beginning of the period	19	234,230	66,047	202,122	72,588
Effects of exchange rate changes on cash and cash equivalents		1,279	(442)	1,600	(981)
Net (decrease) increase in cash and cash equivalents		(17,193)	(408)	14,594	(6,410)

Cash and cash equivalents at the end of the period	19	218,316	65,197	218,316	65,197

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts		28,914	35,042	28,914	35,042
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment		(1,666)	—	1,704	—

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Group information

1.1 General information and Group structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Likewise, since July 26, 2019 the Company is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “VIST”.

The address of the Company’s main office is located in Mexico City (Mexico), at Volcán 150. Floor 5. Lomas de Chapultepec. Miguel Hidalgo. Zip Code.11000.

The main activity of the Company is, through its subsidiaries, the exploration and production of oil and gas (Upstream).

These unaudited interim condensed consolidated financial statements have been approved for issue by the Board of Directors on July 28, 2020.

There were no changes to the Group’s structure and activities since the date of issuance of the Group’s annual financial statements as of December 31, 2019.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 have been prepared in accordance with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Information”. The Company has chosen to present its financial statements corresponding to interim periods in the condensed form provided for in IAS 34. Selected explanatory notes are included to explain the events and transactions that are significant for the understanding of the changes in the financial position as of June 30, 2020 and the results of the Company for the six-month period ended June 30, 2020. Therefore, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2019, except for the adoption of new standards and interpretations effective as from January 1, 2020; and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. These unaudited interim condensed consolidated financial statements are presented in U.S. Dollars (“US”), and all values are rounded to the nearest thousand (US 000), except when otherwise indicated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the interim condensed consolidated financial statements, since the Company did not carry out a business combination during the six-month period ended June 30, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other interbank offered rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

As of June 30, 2020, the Company has not initiated negotiations with the banks for those borrowings at LIBOR rates, the Company also do not expect any impact since they do not have hedging instruments.

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed.

These amendments had no impact on the unaudited interim condensed consolidated financial statements, since the Company did not carry out of the hedging relationships during the six-month period ended June 30, 2020.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.

A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 16: regarding Coronavirus (“COVID-19”) related rent concessions

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Many lessors have provided rent concessions to lessees as a result of the COVID-19 pandemic. Rent concessions include rent holidays or rent reductions for a period of time, possibly followed by increased rent payments in future periods. Applying the requirements in IFRS 16 for changes to lease payments, particularly assessing whether the rent concessions are lease modifications, and applying the required accounting, could be practically difficult in the current environment. The objective of the amendment is to provide lessees that have been granted COVID-19 related rent concessions with practical relief, while still providing useful information about leases to users of the financial statements.

As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The practical expedient applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021.

The amendments are effective for annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. The amendment is also available for interim reports.

These amendments had no impact on the interim condensed consolidated financial statements because the Company has not applied the practical expedient as mentioned above.

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. There have been no changes in the Company’s ownership interests in subsidiaries during the six-month period ended June 30, 2020.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The COVID-19 outbreak is currently having an indeterminable adverse impact on the world economy. The Group is facing a new oil market scenario with increased oil supply mainly led by Saudi Arabia and significant demand reduction due to extreme COVID-19 containment measures. These two main factors have led to an oil surplus build up resulting in a sharp drop in oil prices.

The Group immediately took decisive measures, such as reducing the 2020 work program (adjustments to capital investment plans, including renegotiation of investment commitments and lease agreements) and continues monitoring of operating and administrative costs.

In the framework of the public emergency and the international crisis derived from COVID-19, the Argentine Executive branch during the current quarter published the Decree No. 488/2020 it establishes a reference price to invoice and receive deliveries of crude oil in the Argentine market equivalent to 45 US/ bbl, with effect from May 19 and until December 31, 2020 (See Note 2.5.1.2).

If the lower oil price scenario continues for a longer than the Decree’s Term, the Group might have to recognize impairment charges of some assets which could include accounts receivables, deferred income tax assets, goodwill and property, plant and equipment in the future.

Likewise, under this current challenging scenario compliance with commitments will continue to be monitored. In the event of any default, creditors may choose to declare indebtedness, together with accrued interest and other charges.

The Board of Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Considering macroeconomic environment conditions, the performance of the operations and the Group’s cash position, as of June 30, 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

2.4.2 Impairment testing of Goodwill and non-financial assets other than Goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other Groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in four (4) CGUs: (i) conventional oil and gas operating concessions, (ii) unconventional oil and gas operating concessions, (iii) conventional oil and gas non-operating concessions, (iv) unconventional oil and gas non-operating concessions.

The Company performed its annual impairment test in December or when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and non-financial assets is based on value in use calculations.

At the end of the period/year, the Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing indicators for impairment. As of June 30, 2020, the Company identified impairment indicators mainly as result of macroeconomic instability in Argentina which led to an increase in Argentina’s sovereign risk premium and the decline in the international price of crude oil.

As of June 30, 2020, management performed an impairment test as at. The Company used the cash generating value in use to determine the recoverable amount which exceeded the carrying amount.

As a result of the updated analysis, the Company did not identify an impairment of goodwill and non-financial assets; however due to the current Covid- 19 and oil prices decreases will continue to monitor its impairment analysis throughout the year.

Key assumptions used

The calculation of value in use made by the Company CGU’s is more sensitive to the following assumptions:

As of June 30, 2020
Discount rates (post-tax)	10.3%
Discount rates (pre-tax)	15.5%
Crude oil, Natural Gas Liquids (“NGL”) and Natural Gas Prices
Crude oil—Brent (US/bbl.) 2020	39.2
2021	47.1
2022	55.0
2023	60.0
2024 Onwards	64.0
Natural Gas—Local prices (US/MMBTU (1))
Onwards	3.0
NGL – Local prices (US/Tn.)
Onwards	300

(1)	Millions of British Thermal Unit

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of June 30, 2020, the Company believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the any CGU to materially exceed its recoverable amount, except for the variation in the expected prices of crude oil, natural gas and NGL, in which case if they were decreased by 10%, the book value would approximately decrease by 13%.

The sensitivity analysis presented above may not be representative of the actual change in the carrying amount as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

See Note 2.4 and 3 to the annual consolidated financial statements as of December 31, 2019 for more details of accounting policies.

2.5 Regulatory framework

A- Argentina

2.5.1 General

2.5.1.1 Decree No. 297/2020

Consistent with recommendations that World Health Organization (“WHO”) urged to be taken by all countries affected by the Covid-19 pandemic, the Argentine Executive Branch issued Decree of Necessity and Urgency (“DNU”) No. 297/2020 that established the “social, preventive and obligatory isolation” in order to protect public health.

This Decree establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors; and establishes certain exceptions, like minimum guards that ensure the operation and maintenance of oil and gas fields; oil and gas treatment and refining plants; transportation and distribution of electrical energy, liquid fuels, oil and gas; fuel vending stations and generators electric power.

This measure has been extended by DNU No. 325/2020, 355/2020,408/2020, 459/2020, 493/2020, 520/2020, 576/2020 and 605/2020. This period may continue to be extended for the time considered necessary for the epidemiological situation.

2.5.1.2 Decree No. 488/2020

On May 19, 2020, the Argentine Executive Branch issued Decree No. 488/2020 (the “Decree”), which establishes a reference price to invoice and receive deliveries of crude oil in the Argentine market equivalent to 45 US/ bbl, with effect from May 19 and until December 31, 2020 (the “Term of Validity”).

Said Reference Price will be in force as long as the price of “Ice Brent First Line” does not exceed 45 US/bbl for 10 consecutive days. Producers must apply the Reference Price for the liquidation of royalties.

During the Term of Validity, the Company must: (i) maintain the levels of activity and / or production registered during the year 2019; (ii) maintenance of contracts with regional contractors and suppliers; (iii) maintain the current workforce as of December 31, 2019.

2.5.2 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

The IR Program was created by the Secretariat of Energy in Argentina in accordance with Resolution 60/13 of the year 2013. This program established price incentives for production companies that adhere to it, to increase the production of natural gas in the country and NGL importation penalties in case of breach of the committed volumes. The aforementioned Resolution, which was amended by Resolutions No. 22/14 and No. 139/14 established a price ranging from 4 US/MMBTU to 7.5 US/MMBTU, based on the highest production curve attained.

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Secretariat of Energy of the credit cancellation plan linked to the IR Program, which according to said Resolution will be paid with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US dollars to be paid within a maximum term of thirty (30) installments.

During the six-month period ended June 30, 2020, the Company has received 4,128 in Gas Natural Program Bonds. As of June 30, 2020, the accounts receivable registered by the Company linked to the IR Program amounts to 7,809 (8,278 of nominal value). See Note 16.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

B- México

2.5.3 General

Consistent with recommendations that the WHO urged to be taken by all countries affected by the Covid-19 pandemic, the Mexican government, by means of Decrees dated March 24 and March 30, 2020, declared the epidemic of the disease generated by the Covid-19 virus a “sanitary emergency for reasons of force majeure”.

The Mexican Federal Ministry of Health issued a Decree that establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 30 to April 30, 2020. This decree, among other things provides a list of essential activities that can continue functioning, including gas and petroleum activities, because they are considered as fundamental sector of the economy and an indispensable service. It also considers the distribution and sale of energy as an essential activity.

This measure has been extended, and this period may continue to be extended for the time considered necessary for the epidemiological situation, determined by the competent health authorities of the Federal Government and Mexico City.

Except as mentioned above, there have been no significant changes in the Company’s Regulatory framework during the six-month period ended June 30, 2020.

Note 3. Segment information

The Executive Management Committee (the “Committee”) of the Company has been identified as the “CODM”, which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results and performance indicators of its oil and gas properties on an aggregated basis, consistent with, due to the purpose of making decisions about the allocation of the resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the business as one single segment, the exploration and production of natural gas, NGL and crude oil (includes all upstream business activities), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

For the six-month period ended June 30, 2020 the Company generated 99% of its revenues from external customers in Argentina and 1% in Mexico.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this unaudited interim condensed financial statement.

The following table summarizes non-current assets by geographic area:

	As of June 30, 2020	As of December 31, 2019
Argentina	1,017,277	982,397
Mexico	31,912	30,165

Total non-current assets	1,049,189	1,012,562

Note 4. Revenue from contracts with customers

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020 (1)	For the period from April 1st to June 30, 2019
Sales of goods	124,539	214,088	51,219	120,361

Total revenue from contracts with customers	124,539	214,088	51,219	120,361

Recognized at a point in time	124,539	214,088	51,219	120,361

(1)	Includes 28,108 of export sales.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

4.1 Disaggregated revenue information from contracts with customers

Types of goods	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Revenue from crude oil	103,697	170,771	41,712	97,500
Revenue from natural gas	18,753	39,246	8,640	20,171
Revenue from NGL	2,089	4,071	867	2,690

Revenue from contracts with customers	124,539	214,088	51,219	120,361

Sales Channel	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Refineries	103,697	170,771	41,712	97,500
Industries	10,633	21,643	4,563	10,937
Retail distributors of natural gas	7,088	14,453	3,792	8,525
Commercialization of NGL	2,089	4,071	867	2,690
Natural gas for electricity generation	1,032	3,150	285	709

Revenue from contracts with customers	124,539	214,088	51,219	120,361

Note 5. Cost of sales

5.1 Operating expenses

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Fees and compensation for services	22,267	35,125	10,402	19,757
Salaries and social security	5,842	5,280	3,022	2,832
Consumption of materials and repairs	4,631	10,153	408	4,310
Easements and tariffs	4,520	5,082	2,234	2,893
Employee benefits	1,840	1,098	911	652
Transportation	977	1,203	326	624
Others	2,320	2,347	1,261	1,451

Total operating expenses	42,397	60,288	18,564	32,519

5.2 Crude oil stock fluctuation

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Inventories of crude oil at the beginning of the period (Note 18)	3,032	2,722	3,481	4,048
Less: Inventories of crude oil at the end of the period (Note 18)	—	(6,095)	—	(6,095)

Total Crude oil stock fluctuation	3,032	(3,373)	3,481	(2,047)

Note 6. Selling expenses

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Transportation	4,827	4,526	2,284	2,500
Taxes, rates and contributions	3,068	7,036	696	4,296
Fees and compensation for services (1)	2,824	38	2,822	1
Tax on bank transactions	1,747	2,122	534	973
(Reversal)/ Allowances for expected credit losses	(14)	(180)	(36)	77

Total selling expenses	12,452	13,542	6,300	7,847

(1)	As of June 30, 2020, includes 2,660 corresponds to services of crude storage.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. General and administrative expenses

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Share-based payments expense	5,030	4,754	2,464	3,510
Salaries and social security	5,164	5,160	2,205	3,104
Fees and compensation for services	3,424	5,526	1,681	2,970
Employee benefits	2,339	2,926	1,070	1,130
Institutional advertising and promotion	631	935	285	902
Taxes, rates and contributions	337	506	234	176
Others	671	1,067	290	377

Total general and administrative expenses	17,596	20,874	8,229	12,169

Note 8. Exploration expenses

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Geological and geophysical expenses	299	944	168	818

Total exploration expenses	299	944	168	818

Note 9. Other operating income and expenses

9.1 Other operating income

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Other income for services (1)	1,982	1,543	1,108	1,010
Others	1,869	207	590	113
Total other operating income	3,851	1,750	1,698	1,123

(1)	Corresponds to services which are not directly connected with the main activity of the Company.

9.2 Other operating expenses

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Restructuring expenses (1)	(2,674)	(667)	(1,430)	—
Provision for environmental remediation	(67)	(153)	(31)	(40)
Provision for contingencies	(7)	(306)	(7)	(306)
Allowance for materials and spare parts	210	(1,523)	181	(188)
Others	—	—	2	3

Total other operating expenses	(2,538)	(2,649)	(1,285)	(531)

(1)	The Company recorded restructuring unusual charges that includes payments, fees; and other transactions cost; connected with to reorganization in the structure of the Group.

Note 10. Financial results

10.1 Interest income

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Financial interests	766	278	142	229
Interests on government notes at amortized costs	—	37	—	11

Total interest income	766	315	142	240

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

10.2 Interest expense

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Borrowings interest (Note 17.2)	(20,720)	(12,329)	(9,569)	(6,520)
Other interest	—	4	—	12

Total interest expense	(20,720)	(12,325)	(9,569)	(6,508)

10.3 Other financial results

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Amortized cost (Note 17.2)	(1,199)	(917)	(606)	(466)
Changes in the fair value of Warrants (Note 17.4.1)	14,840	(12,027)	4,071	4,057
Foreign currency exchange difference, net	(3,307)	1,934	(2,696)	(778)
Effect of discount of assets and liabilities at present value	(971)	(426)	(1,165)	(194)
Impairment of financial assets	(4,839)	—	—	—
Changes in the fair value of the financial assets	(533)	78	1,632	(369)
Interest expense leases (Note 14)	(796)	(440)	(354)	(110)
Unwinding of discount on asset retirement obligation	(1,390)	(802)	(811)	(404)
Others	1,602	(144)	144	(252)

Total other financial results	3,407	(12,744)	215	1,484

Note 11. (Loss)/ Profit per share

a) Basic

Basic profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average of outstanding common shares during the period of the Company.

b) Diluted

Diluted profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average number of common shares outstanding during the period, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Net (loss) / profit for the period	(60,535)	(9,976)	(39,203)	3,702
Weighted average number of outstanding common shares	87,280,741	74,576,540	87,395,077	75,917,752

Basic (loss) / profit per share (US Dollar per share)	(0.694)	(0.134)	(0.449)	0.049

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Net (loss) / profit for the period	(60,535)	(9,976)	(39,203)	3,702
Weighted average number of outstanding common shares	87,280,741	74,576,540	87,395,077	79,030,213

Diluted (loss) / profit per share (US Dollar per share)	(0.694)	(0.134)	(0.449)	0.047

As of June 30, 2020, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

i.	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants;

ii.	9,893,333 related to the 29,680,000 related to the Sponsor Warrants;

iii.	1,666,667 related to the 5,000,000 Forward Purchase Agreement (“FPA”) and;

iv.	7,965,722 Series A shares to be used pursuant to the Long-Term Incentive Plan (“LTIP”).

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

Changes in property, plant and equipment for the six-month periods ended June 30, 2020 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities (1)	Work in progress	Materials and spare parts	Total
Cost
As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601
Additions	7	68	—	10	71,592	17,229	88,906
Transfers	—	1,021	—	94,683	(77,002)	(18,702)	—
Disposals	—	(89)	—	(1,770)	—	(122)	(1,981)

As of June 30, 2020	2,452	21,411	353,076	751,613	70,115	25,859	1,224,526

Accumulated depreciation
As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)
Depreciation for the period	(178)	(1,818)	(6,177)	(51,894)	—	—	(60,067)
Eliminated on disposals	—	89	—	—	—	—	89

As of June 30, 2020	(267)	(5,567)	(25,666)	(249,013)	—	—	(280,513)

Net book value
As of June 30, 2020	2,185	15,844	327,410	502,600	70,115	25,859	944,013

As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

(1)	Disposals of wells and production facilities includes 1,666 related to the reestimations of assets retirement obligation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the six-month period ended June 30, 2020 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2019	28,484	6,941	29,403	36,344
Additions	—	1,128	—	1,128

As of June 30, 2020	28,484	8,069	29,403	37,472

Accumulated amortization
As of December 31, 2019	—	(2,315)	—	(2,315)
Amortization for the period	—	(1,145)	—	(1,145)

As of June 30, 2020	—	(3,460)	—	(3,460)

Net book value
As of June 30, 2020	28,484	4,609	29,403	34,012

As of December 31, 2019	28,484	4,626	29,403	34,029

Note 14. Right of use assets and lease liabilities

The Company has lease contracts for various items of buildings, and plant and machinery, which recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The carrying amounts of the Company’s right of use assets and lease and the movements during the period, are detailed below:

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2019	2,060	14,564	16,624	(16,767)
Additions	363	843	1,206	(1,206)
Reestimation	(236)	(1,448)	(1,684)	1,684
Depreciation (1)	(438)	(3,100)	(3,538)	—
Payments	—	—	—	5,122
Interest expense (2)	—	—	—	(861)

As of June 30, 2020	1,749	10,859	12,608	(12,028)

(1)	Depreciation associated to leases from drilling services incurred is capitalized as work in progress by 835.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 65.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

As of June 30, 2020, short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 77.

Note 15. Income tax expense

The Company calculates the period of income tax expense using the tax rate that would be applicable to the expected total annual profit. The major components of income tax expense in the interim condensed consolidated statement for profit or loss are the following:

	For the period from January 1st to June 30, 2020	For the period from January 1st to June 30, 2019	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Income taxes
Current income tax (expenses)	(271)	(3,467)	(271)	(398)
Deferred income (expenses) /benefit tax relating to origination and reversal of temporary differences	(12,603)	(933)	(8,032)	1,703

Income tax (expense) /benefit reported in the statement of profit or loss	(12,874)	(4,400)	(8,303)	1,305

Deferred tax charged to OCI	57	255	57	255

Total income tax (expenses) /benefit	(12,817)	(4,145)	(8,246)	1,560

For the six-month period ended June 30, 2020 and 2019, the Company’s effective tax rate was 27% and 79%, respectively. Significant differences between the effective and the statutory tax rate for the six-month period ended June 30, 2020 and 2019 includes (i) devaluation of Argentine Pesos (“ARS”) against the US which impacts the tax deduction of the Company’s non-monetary assets and the generation of tax losses, and (ii) the application of the tax inflation adjustment in Argentina.

Note 16. Trade and other receivables

	As of June 30, 2020	As of December 31, 2019
Non-current
Other receivables:
Prepayments, tax receivables and others:
Income tax	14,951	—
Prepaid expenses and other receivables	9,441	9,594
Value Added Tax (“VAT”)	2,400	—
Minimum presumed income tax	1,237	1,462
Turnover tax	783	455

	28,812	11,511
Financial assets:
Advances and loans to employees	714	772
Natural gas surplus injection promotion program (Note 2.5.2.1)	—	3,600

	714	4,372

Total non-current trade and other receivables	29,526	15,883

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of June 30, 2020	As of December 31, 2019
Current
Trade:
Receivables from oil and gas sales (net of allowance)	11,705	52,676
Checks to be deposited	3	3

	11,708	52,679

Other receivables:
Prepayments, tax receivables and others:
Value Added Tax	7,868	3,953
Prepaid expenses and other receivables	6,781	1,861
Turnover tax	1,380	1,158
Income tax	1,223	16,274

	17,252	23,246
Financial assets:
Natural gas surplus injection promotion program (Note 2.5.2.1)	7,809	7,797
Receivables from to third parties	2,524	3,797
Balance with joint operations	1,195	14
Price stability program of NGL	411	480
Director´s Advances and loans to employees	409	284
Related parties (Note 26)	—	3,169
Loans to third parties	—	1,241
Others	259	730

	12,607	17,512

Other receivables	29,859	40,758

Total current trade and other receivables	41,567	93,437

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues.

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of June 30, 2020, and December 31,2019, trade receivables and other receivables under 90 days past due amounted to 1,012 and 6,189, respectively, and no allowance for expected credit losses of trade receivables was recorded. Furthermore, it was recognized for the six-month period ended June 30, 2020 and 2019 a provision for expected credit losses in trade receivable and another receivable of 11 and 100, respectively.

As of the date of these interim condensed consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 17. Financial Assets and Financial Liabilities

17.1 Borrowings

	As of June 30, 2020	As of December 31, 2019
Non-Current
Borrowings	381,312	389,096

Total non-current	381,312	389,096

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of June 30, 2020	As of December 31, 2019
Current
Borrowings	120,980	62,317

Total current	120,980	62,317

Total Borrowings	502,292	451,413

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	As of June 30, 2020	As of December 31, 2019
Fixed rate
Less than one year	87,691	43,370
One to two years	152,481	200,172
Three to five years	117,017	44,932

Total	357,189	288,474
Floating rates
Less than one year	33,289	18,947
One to two years	44,520	99,060
Three to five years	67,294	44,932

Total	145,103	162,939

Total Borrowings	502,292	451,413

See Note 17.4 for information regarding the fair value of the borrowings.

The following table details the carrying amounts of borrowings as of June 30, 2020:

Subsidiary (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual		Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio y Citibank NA (2)	July, 2018	US	150,000	Floating	Libor + 4.5%		July, 2023	291,257
				150,000	Fixed	8%
Vista Argentina	Banco BBVA (2)	July, 2019	US	15,000	Fixed	9.4%		July, 2022	15,236
Vista Argentina	Banco Macro (2)	January, 2020	US	30,000	Fixed	5.25%		July, 2020	30,721
Vista Argentina	Banco BBVA	April, 2020	ARS	725,000	Floating	TM20+6%		April, 2021	11,366
Vista Argentina	Bolsas y Mercados Argentinos S.A.	June, 2020	ARS	905,000	Fixed	12.75 to 14	% %	July, 2020	3,183	(3)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, Vista Argentina issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”). The following table details the carrying amounts of negotiable obligations (“ON”):

Subsidiary (1)	Instruments	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	ON I	July, 2019	US	50,000	Fixed	7.88%	July, 2021	50,287
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,158
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	50,084

(1)	Vista Oil & Gas Argentina S.A.U.
(2)	See Note 31.
(3)	Amounts net of 10,035 of short-term investments in guarantees.

Under the aforementioned Program of Notes, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

17.2 Changes in liabilities arising from financing activities

The movements in the Borrowings are as follows:

	As of June 30, 2020	As of December 31, 2019
Balance at the beginning of the period/year	451,413	304,767
Proceeds from borrowing (1)	94,418	234,728
Interest expense (2) (Note 10.2)	20,720	34,159
Payment of borrowing’s transaction costs	(592)	(1,274)
Payment of borrowing’s interests	(19,325)	(32,438)
Payment of borrowing’s principal	(42,635)	(90,233)
Amortized cost (Note 10.3)	1,199	2,076
Foreign currency exchange difference	(2,906)	(372)

Balance at the end of the period/year	502,292	451,413

(1)	Includes 96,828 net of 2,410 of government bonds in guarantees (non-cash).
(2)	Non-cash movement.

17.3 Financial instruments by category

The following chart presents financial instruments by category:

As of June 30, 2020	Financial assets/ liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 25)	7,997	—	7,997
Advances and loans to employees (Note 16)	714	—	714

Total non-current Financial assets	8,711	—	8,711

Cash and Banks (Note 19)	3,856	—	3,856
Short term investments (Note 19)	182,218	34,599	216,817
Receivables from oil and gas sales (Note 16)	11,705	—	11,705
Natural gas surplus injection stimulus program (Note 16)	7,809	—	7,809
Receivables to third parties (Note 16)	2,524	—	2,524

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of June 30, 2020	Financial assets/ liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Balances with join operations (Note 16)	1,195	—	1,195
Price stability program of NGL (Note 16)	411	—	411
Director’s advances and loans to employees (Note 16)	409	—	409
Check to be deposited (Note 16)	3	—	3
Others (Note 16)	259	—	259

Total current Financial assets	210,389	34,599	244,988

Liabilities
Borrowings (Note 17.1)	381,312	—	381,312
Warrants (Note 17.4)	—	2,020	2,020
Leases liabilities (Note 14)	7,216	—	7,216

Total non-current Financial liabilities	388,528	2,020	390,548

Borrowings (Note 17.1)	120,980	—	120,980
Accounts payable and accrued liabilities (Note 24)	59,479	—	59,479
Leases liabilities (Note 14)	4,812	—	4,812

Total current Financial liabilities	185,271	—	185,271

As of December 31, 2019	Financial assets/ liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 25)	7,882	—	7,882
Natural gas surplus injection stimulus program (Note 1)	3,600	—	3,600
Advances and loans to employees (Note 16)	772	—	772

Total non-current Financial assets	12,254	—	12,254

Cash and Banks (Note 19)	139,931	—	139,931
Short term investments (Note 19)	111,314	8,783	120,097
Receivables from oil and gas sales (Note 16)	52,676	—	52,676
Natural gas surplus injection stimulus program (Note 16)	7,797	—	7,797
Receivables to third parties (Note 16)	3,797	—	3,797
Related parties (Note 16)	3,169	—	3,169
Loans to third parties (Note 16)	1,241	—	1,241
Price stability program of NGL (Note 16)	480	—	480
Director’s advances and loans to employees (Note 16)	284	—	284
Balance with join operations (Note 16)	14	—	14
Check to be deposited (Note 16)	3	—	3
Others (Note 16)	730	—	730

Total current Financial assets	321,436	8,783	330,219

Liabilities
Borrowings (Note 17.1)	389,096	—	389,096
Warrants (Note 17.4)	—	16,860	16,860
Leases liabilities (Note 14)	9,372	—	9,372
Accounts payable and accrued liabilities (Note 24)	419	—	419

Total non-current Financial liabilities	398,887	16,860	415,747

Accounts payable and accrued liabilities (Note 24)	98,269	—	98,269
Borrowings (Note 17.1)	62,317	—	62,317
Leases liabilities (Note 14)	7,395	—	7,395

Total current Financial liabilities	167,981	—	167,981

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the six-month period ended June 30, 2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	766	—	766
Interest expense (Note 10.2)	(20,720)	—	(20,720)
Amortized cost (Note 10.3)	(1,199)	—	(1,199)
Changes in the fair value of Warrants (Note 10.3)	—	14,840	14,840
Foreign currency exchange difference, net (Note 10.3)	(3,307)	—	(3,307)
Effect of discount of assets and liabilities at present value (Note 10.3)	(971)	—	(971)
Impairment of financial assets (Note 10.3)	(4,839)	—	(4,839)
Changes in the fair value of the financial assets (Note 10.3)	—	(533)	(533)
Interest expense leases (Note 10.3)	(796)	—	(796)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,390)	—	(1,390)
Others (Note 10.3)	1,602	—	1,602

Total	(30,854)	14,307	(16,547)

For the six-month period ended June 30, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL1	Total
Interest income (Note 10.1)	315	—	315
Interest expense (Note 10.2)	(12,325)	—	(12,325)
Amortized cost (Note 10.3)	(917)	—	(917)
Changes in the fair value of Warrants (Note 10.3)	—	(12,027)	(12,027)
Foreign currency exchange difference, net (Note 10.3)	1,934	—	1,934
Effect of discount of assets and liabilities at present value (Note 10.3)	(426)	—	(426)
Changes in the fair value of the financial assets (Note 10.3)	—	78	78
Interest expense leases (Note 10.3)	(440)	—	(440)
Unwinding of discount on asset retirement obligation (Note 10.3)	(802)	—	(802)
Others (Note 10.3)	(144)	—	(144)

Total	(12,805)	(11,949)	(24,754)

17.4 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

17.4.1 Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2020 and December 31, 2019:

As of June 30, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	35,971	—	—	35,971

Total assets	35,971	—	—	35,971

As of June 30, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	2,020	2,020

Total liabilities	—	—	2,020	2,020

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these unaudited interim condensed consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period from December 31, 2019 through June 30, 2020 or from December 31,2018 through December 31, 2019.

The fair value of Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following weighted average assumptions were used to estimate the fair value of the warrant liability as June 30, 2020:

As of June 30, 2020
Annualized volatility	41.10%
Domestic risk-free interest rate	4.64%
Foreign risk-free interest rate	0.17%
Expected life of warrants in years	2.8 years

This is a Level 3 recurring fair value measurement. The key Level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by US 0.10 this would increase the obligation by approximately 242 as of June 30, 2020. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 225. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 102 as of June 30, 2020. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 100 as of June 30, 2020.

Reconciliation of Level 3 fair value measurements:	As of June 30, 2020	As of December 31, 2019
Balance of warrant liability as of the beginning of the year:	16,860	23,700
(Loss) in fair value of warrants (Note 10.3)	(14,840)	(6,840)

Balance at period/year end	2,020	16,860

17.4.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the interim condensed consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of June 30, 2020	Carrying amount	Fair Value	Level
Liabilities
Borrowings	502,292	435,801	2

Total liabilities	502,292	435,801

17.5 Financial instruments risk management objectives and policies

17.5.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. This strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each period. As of June 30, 2020, the Company not celebrated derivative financial instruments.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. The Company has reviewed its exposure to financial risk factors and has not identified any significant change to the risk analysis included within its 2019 annual financial statements except for the following:

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US and Argentine peso and other currencies. As of December 31,2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”. As of June 30, 2020, the Company did not carry out exchange rate hedging operations.

The majority of the Company’s sales are directly denominated in dollar or the evolution of its price follows the evolution of the quotation of this currency.

During the period from January 1, 2020 through June 30, 2020 the Argentine Peso depreciated by approximately 18%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against the US Dollar, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US Dollar, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

As of June 30, 2020
Change in Argentine Peso Rate	+/-48%
Effect in profit or loss	(36,812)/36,812
Effect in equity	(36,812)/36,812

Argentine inflationary environment

For the six-month period ended June 30, 2020, the Argentine Peso devalued approximately 18% and for the year ended December 31, 2019 it devalued 59%. For the six-month period ended June 30, 2020, interest rate decreased approximately 20% with respect to an average interest rate of 65% during 2019. As of December 31, 2019, the 3-year cumulative rate of inflation reach a level of around 180%.

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of June 30, 2020, and December 31, 2019, approximately 29% and 36% of the indebtedness was subject to variable interest rates, at Libor, Badlar and TM20 rate plus an applicable margin. For the six-month period ended June 30, 2020 and for the year ended December 31, 2019, the variable interest rate was 6.35% and 6.67%, for the borrowing denominated in US and 44.32% and 51.90% for the borrowings denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the six-month period ended June 30, 2020 for the year and December 31, 2019 the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Inventories

	As of June 30, 2020	As of December 31, 2019
Materials and spare parts	10,190	16,074
Crude oil stock (Note 5.2)	—	3,032

Total	10,190	19,106

Note 19. Cash, bank balances and short-term investments

	As of June 30, 2020	As of December 31, 2019
Money market funds	180,682	107,041
Mutual funds	33,778	7,756
Banks	3,856	139,931
Government bonds	2,357	5,300

Total	220,673	260,028

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than six-month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of June 30, 2020	As of December 31, 2019
Cash, banks and short-term investments	220,673	260,028
Less
Government bonds and treasury notes	(2,357)	(5,300)
Restricted cash and cash equivalents (1)	—	(20,498)

Cash and cash equivalents	218,316	234,230

(1)	As of December 31, 2019, corresponds to cash and cash equivalents from Aleph that can be only used for the purpose explained in Note 27.

Note 20. Share Capital

For the six-month period ended June 30, 2020, 466,346 of Series A shares were issued as part of the LTIP granted to the employees of the Company, see more details on Note 33 of annual consolidated financial statements. Besides this matter there are no other material transactions that have taken place after December 31, 2019.

As of June 30, 2020, and December 31, 2019, the Company’s variable share capital consists of 87,599,850 and 87,133,504 Series A common shares with no face value each, respectively, and each granting the right to one vote, issued and fully paid. As of June 30, 2020, and December 31, 2019, the authorized common capital of the Company includes 41,192,389 and 41,658,735 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

The variable portion of the Company’s capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas, the fixed portion of the Company’s capital stock is divided into 2 class C shares.

Note 21. Provisions

	As of June 30, 2020	As of December 31, 2019
Non-Current
Asset retirement obligation	21,151	20,987
Environmental remediation	1,186	159

Total non-current	22,337	21,146

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of June 30, 2020	As of December 31, 2019
Current
Asset retirement obligation	456	761
Environmental remediation	744	2,340
Contingencies	225	322

Total current	1,425	3,423

Note 22. Salaries and social security

	As of June 30, 2020	As of December 31, 2019
Current
Salaries and social security contributions	4,451	3,467
Provision for gratifications and bonus	2,158	9,086

Total current	6,609	12,553

Note 23. Other taxes and royalties payable

	As of June 30, 2020	As of December 31, 2019
Current
Royalties	3,086	4,539
Tax withholdings payable	829	866
Value added tax	—	597
Others	32	38

Total current	3,947	6,040

Note 24. Accounts payable and accrued liabilities

	As of June 30, 2020	As of December 31, 2019
Non-Current
Accrued liabilities:
Extraordinary canon on Surplus Gas Injection Compensation (“SGIC”)	—	419

Total non-current accounts payable and accrued liabilities	—	419

	As of June 30, 2020	As of December 31, 2019
Current
Accounts payable:
Suppliers	57,765	59,264

Total current accounts payable	57,765	59,264

Accrued liabilities:
Extraordinary canon on SGIC	986	1,436
Balances with joint operations	728	69
Related parties (Notes 26 and 27)	—	24,839
Sundry debtors (Note 27)	—	12,661

Total current accrued liabilities	1,714	39,005

Total current accounts payable and accrued liabilities	59,479	98,269

Due to the short-term nature of the current accounts payables and accrued liabilities, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 25. Employee defined benefit plans obligation

The following table summarize the components of the net expense and the evolution of the long-term employee benefits liability in the unaudited interim condensed consolidated statement:

For the period ended June 30, 2020
Cost of the current services	(42)
Cost of interest	(101)

Total	(143)

	As of June 30, 2020
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Balances at the beginning of the period	(12,351)	7,882	(4,469)
Items classified in profit or loss
Current services cost	(42)	—	(42)
Cost for interest	(298)	197	(101)
Items classified in other comprehensive income
Actuarial loss	(143)	(82)	(225)
Benefit payments	395	(395)	—
Contributions paid	—	395	395

Balances at the end of the period	(12,439)	7,997	(4,442)

The fair value of the plan assets at the end of the reporting period by category, is as follow:

	As of June 30, 2020	As of December 31, 2019
American government bonds	7,997	7,882

Total	7,997	7,882

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year:

As of June 30, 2020
Less than one year	933
One to two years	921
Two to three years	909
Three to four years	925
Four to five years	910
Six to ten years	4,656

Significant actuarial assumptions used were as follows:

As of June 30, 2020
Discount rate	5%
Assets return rate	5%
Salaries increase	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 1,094 (increase by 1,293) as of June 30, 2020.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 122 (decrease by 130) as of June 30, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Refer to Note 24 to the Annual Financial Statements as of December 31, 2019 for further details on the employee defined benefits plan obligation.

Note 26. Related parties transactions and balances

Note 2.3 to the Company’s annual financial statements as of December 31, 2019 provides information about the Group’s structure, including details of the subsidiaries of the Company.

The following table provides the total amount of balances with related parties:

	As of June 30, 2020	As of December 31, 2019
Current
Other receivables
REL Amsterdam (1)	—	2,355
Aleph Midstream Holding L.P. (1)	—	814

Total current	—	3,169

(1)	Corresponds to loans granted to Aleph investors, detailed in Note 27.

	As of June 30, 2020	As of December 31, 2019
Current
Accrued liabilities
REL Amsterdam (1)	—	24,032
Aleph Midstream Holding L.P. (1)	—	807

Total current	—	24,839

(1)	As of December 31, 2019, includes other accrued liabilities related to the investment agreement with Aleph. See Note 27.

Outstanding balances at the period-end/year-end are unsecured and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the period/year ended at June 30, 2020 and December 31, 2019.

Note 27. Aleph Midstream S.A.

On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group and FeederCo (“Financial Sponsors”) to invest in Aleph, a midstream company in Argentina.

As part of the investment agreement the Company agreed to spin-off a group of assets that will be transferred to Aleph in exchange of equity through a split-merger agreement, defined below:

On July 17 and 18, 2019, the Boards of Directors of Vista and Aleph, respectively, resolved to initiate the procedures leading to the execution of a split-merger in accordance with the following guidelines: (i) the spin-off of a portion of some assets currently (“Split Assets”) owned by Vista to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, including crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the oil treatment plant located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Vista’s activities and obligations in relation to the Split Assets.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

From the date of the spin-off Aleph will be in a position to assume the exploitation of the Assets spined-off by Vista. The spin off-merger process is pending approval by the National Securities Commission of the Argentine Republic and the corresponding Public Registry of Commerce.

On February 26, 2020, the Company’s Board of Directors approved an agreement entered by the Company with the Financial Sponsors by which the Company agreed to reacquired and purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph, at an aggregate purchase price of 37,500 (equivalent to the entire equity effectively contributed to Aleph by the Financial Sponsors). The Company made the payment on March 31, 2020, and as of such date, Aleph became a wholly owned subsidiary of the Company. Please refer to Note 27 of annual financial statements for further detail.

Note 28. Commitments and contingencies

There were no significant changes with respect to commitments and contingencies during the period ended June 30, 2020. For a description of the Company’s contingency and investment commitments with respect to its oil and gas properties, see Notes 28 and 29 of the 2019 annual consolidated financial statements.

Note 29. Operations in hydrocarbon consortiums

Except as mentioned as Note 31, there were no significant changes to operations in hydrocarbon consortiums during the six-month period ended June 30, 2020. See Note 29 to the annual consolidated financial statements as of December 31, 2019 for more details about operations in hydrocarbon consortiums.

Nota 30. Tax Reform

A- Argentina

Royalties and Export Rights

The Decree No. 488/2020 (mentioned in Note 2.5.1.2) establishes:

1)	Royalties must be calculated using the Reference Price.

2)

Export duties will be: i) 0% if the Ice Brent First Line is USD 45 or less; or ii) 8% if the Ice Brent first line is USD 60 or higher. In the event that the international price exceeds US 45 and is less than US 60, a formula contained in the decree will be applied.

Except as mentioned above, there were no significant changes with respect to tax reform during the six-month period ended June 30, 2020. See Note 32 to the annual consolidated financial statements as of December 31, 2019 for more details.

Note 31. Events after the reporting period

The Company has evaluated subsequent events as of June 30, 2020 to assess the need for potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events until July 28, 2020, the date these financial statements were available to be issued.

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On July 7, 2020, through a meeting of the Operational Committee of the Coirón Amargo Norte Joint Arrangement (“JOA”), Vista Argentina and Gas y Petróleo del Neuquén (“GyP”) agreed the exclusion of Madalena Energy Argentina SRL (“Madalena”) as a consequence of breaching of its obligations in accordance with the provisions of the Joint Operation Agreement; which was assumed by Vista Argentina and GyP proportionally. Consequently, from this moment the working interest in the JOA will be as follows: Vista Argentina 84.62% and GyP 15.38%, maintaining the current “carry” scheme.

As of the date of issuance of these condensed consolidated interim financial statements, said agreement is pending approval by the Provincial Executive Branch, which will have retroactive effect to the date of the agreement.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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On July 13, 2020, Vista Argentina signed a loan agreement with Banco Macro S.A. in Argentine Pesos for an amount equivalent of 25,000 at an annual floating interest rate equal to Badlar plus an applicable margin of 9%, and expiration date as of July 13, 2021. On the same date, Vista Argentina canceled a borrowing for a total amount of 30,777 at such date with the same bank.

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On July 15, 2020 Vista Argentina signed a loan agreement with BBVA Argentina S.A. in Argentine Pesos for an amount equivalent of 5,000; that corresponds to the 75% of the scheduled capital of the current loan for an amount of 15,000 with payment due between July 30, 2020 and June 30, 2021.

The new loan will be disbursed in three tranches, July and October 2020 and January 2021, for the term of 18 months and quarterly amortized with one year of grace, at an annual floating interest rate equal to Badlar plus and applicable margin of 8%.

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On July 17, 2020, Vista Argentina, VISTA, Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”), and Vista Oil & Gas Holding II, S.A. de C.V. (“Vista Holding II”), entered into a third amendment to the Syndicated Loan, that included modifications to certain definitions and financial commitments; and the deferment of the payment of a certain principal.

On the same date, Vista Argentina and a bank syndicate comprising Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., Banco Itaú Argentina S.A. and Citibank, N.A. (Argentina Branch); signed a new syndicated loan (“Syndicated Loan ARS”) that will be disbursed in two tranches:

i.

On July 20, 2020 the first tranche was received for an amount in Argentine Pesos equal to 13,500, 17% of this are subject at an annual fixed interest rate of 43% and the rest at an annual floating interest rate equal to Badlar plus an applicable margin of 8.50% and will be fully amortized on January 20, 2022.

ii.	The second tranche should be disbursed for January 20, 2021 for an amount in Argentine Pesos equal to 27,000.

VISTA, Vista Holding I, y Vista Holding II continues to act as the guarantors of such loan, through the issuance of guarantee under Mexican law to ensure the obligations of Vista Argentina.

With this third amendment and the Syndicated Loan ARS, Vista has refinanced 45,000 of the Syndicated Loan.

Likewise, on July 20, 2020 Vista Argentina paid the second capital installment and interest of the Syndicated Loan for an amount of 23,780.

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On July 27, 2020, Vista Argentina signed a loan agreement with Banco Supervielle S.A. in Argentine Pesos for an amount equivalent of 5,000 at an annual interest rate of 39%, and expiration date as of October 22, 2020.

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The Company will maintain continuous attention to the COVID-19 situation and the future fluctuation of oil prices, will take responsive measures and evaluate the impact on the Company’s financial position and operating results after the balance sheet date.

There are no other events or operations that occurred between the closing date of the period and the date of issuance of the unaudited interim condensed consolidated financial statements that could significantly affect the equity situation or the Company’s results as of the closing date.